SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number  0-24001
                                                                      ________


                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  June 30, 2005
                           ________________

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant   Wherify Wireless, Inc.
                         _______________________________________________________

Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and number)

2000 Bridge Parkway, Suite 201
________________________________________________________________________________

City, state and zip code     Redwood Shores, CA  94065
                        ________________________________________________________



                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[X]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Certain financial and other information necessary for an accurate and full completion of the Form 10-KSB could not be provided within the prescribed time period without unreasonable effort or expense. Substantially contributing to the delay was the fact that the offices of Wherify's accountant Malone & Bailey PC, which are located in Houston, Texas, were shut down because of Hurricane Rita for several days shortly before the filing deadline for the Form 10-KSB.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       John Davis                               (650)    551-5277
     ---------------------------------------------------------------------------
                       (Name)               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     It is not anticipated that any significant change in results of operations from the fiscal year ended June 30, 2004 will be reflected by the earnings statements for the fiscal year ended June 30, 2005. As a consequent of the delays referred to above, the company is not yet able to provide a reasonable estimate of its fiscal year 2005 operating results.

     However, subsequent to the fiscal year ended June 30, 2005, Wherify California, Inc., a California corporation (formerly known as Wherify Wireless, Inc.) ("Wherify California") was merged with a special purpose subsidiary of Wherify Wireless, Inc., a Delaware corporation (formerly known as IQ Biometrix, Inc.) ("Wherify"). As a result of the merger, which closed on July 21, 2005, Wherify California became a wholly-owned subsidiary of Wherify. Accordingly, our current business operations include the business operations of both Wherify California and Wherify. As a result of the merger, Wherify issued or reserved for future issuance an aggregate of approximately 46 million shares of its common stock in consideration for all of the outstanding shares, options and warrants issued by Wherify California, which represents approximately 78.8% of the total number of shares of Wherify common stock calculated on a fully-diluted basis. The merger was treated as a reverse acquisition, pursuant to which Wherify California was treated as the acquirer of Wherify for financial reporting purposes. Consequently, following the consummation of the merger, the historical financial statements of Wherify California will serve as the principal historical financial statements of the combined company. In accordance with applicable accounting rules, a portion of the purchase price of the acquisition will be allocated to goodwill in future reporting periods.

     Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including the registrant's expectations as to the filing date of its Form 10-K and results of operations, may be deemed forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the results and effect of the registrant's review of its accounting matters, the ability of the registrant to file its periodic reports on a timely basis, the impact on the registrant's business and the risks detailed in the registrant's registration statement on form S-4/A as filed on June 30, 2005, Annual Report on Form 10-KSB for the year ended June 30, 2004 and the registrant's most recent quarterly reports on Form 10-QSB submitted to the SEC. The registrant disclaims any intent or obligation to update or revise any forward looking statements.


--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

                             Wherify Wireless, Inc.
                             ----------------------


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  September 28, 2005          By   /s/  John Davis
     -------------------            --------------------------------------------
                                    John Davis
                                    Chief Financial Officer